September 13, 2006

Confidential For Use of the Commission Only

Via EDGAR and Federal Express

Michael Pressman

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

RE:	Threshold Pharmaceuticals,, Inc.
Schedule TO-I filed August 25, 2006
File No. 5-81377

Dear Mr. Pressman:

On behalf of Threshold Pharmaceuticals, Inc. (“Threshold”) and as requested by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated September 6, 2006 related to the filing of the above-referenced Schedule TO (the “Schedule TO”), Threshold hereby acknowledges the following:

•	Threshold is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Threshold may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff to assist Threshold in connection with the above referenced filing.

Sincerely,

/s/ Harold E. Selick
Harold E. Selick, Ph.D
Chief Executive Officer